UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alterity Therapeutics Limited

(Name of Issuer)

Ordinary shares (“Ordinary Shares”)

(Title of Class of Securities)

Q7739U108

(CUSIP Number)

Life Biosciences LLC

75 Park Plaza, Level 3

Boston, MA 02116

Attention: Legal Counsel

Telephone No.: 857-400-9245

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Q7739U108

1	Names of Reporting Person Life Biosciences LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 809,716,599

	8	Shared Voting Power None

	9	Sole Dispositive Power 809,716,599

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 809,716,599

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.81%*

14	Type of Reporting Person (See Instructions) CO

* This calculation is based on information provided by the Issuer that 860,837,432 Ordinary Shares (the “Amount Outstanding”) are outstanding as of April 9, 2019. For the purposes of the calculation of the percentage amount set forth in row 13 of the cover page of this Schedule 13D, 539,811,066 Ordinary Shares issuable pursuant to warrants owned by Life Biosciences LLC were added to the Amount Outstanding.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares (the “Ordinary Shares”), of Alterity Therapeutics Limited (the “Issuer”).

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Life Biosciences LLC, a limited liability company organized under the laws of Delaware (the “Reporting Person” or “Life”).

(b) Life’s principal address is 75 Park Plaza, Level Three, Boston, MA 02116.

(c) Life is a limited liability company organized under the laws of Delaware. Life is the owner of a family of companies engaged in biotechnology research and development.

(d)-(e) Neither Life nor, to its best knowledge, any of the executive officers and members of the Board of Directors of Life set forth on Schedule I hereto, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of Life is set forth on Schedule I hereto and is herein incorporated by reference.

Item 3. Source and Amount of Funds or Other Consideration

Funds have been provided by the working capital of Life.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 5 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

Life acquired 269,905,533 Ordinary Shares and a warrant to purchase up to 539,811,066 Ordinary Shares upon the closing of the Issuer’s private placement of ordinary shares on April 8, 2019. The warrant expires on December 19, 2019. Life has nominated two persons, who have been elected, to the Issuer’s board of directors. Life has the right to nominate up to three persons to the Issuer’s board of directors for so long as it holds at least 20% of the outstanding Ordinary Shares of the Issuer.

The Reporting Person from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and for the Issuer’s Ordinary Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Ordinary Shares or otherwise, it may acquire Ordinary Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the Ordinary Shares currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

Except as described above, the Reporting Person does not currently have any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information set forth, or incorporated by reference, in Items 2, 3 and 4 of this Schedule 13D and the responses of the Reporting Person to Rows 7 through 11 and Row 13 of the cover pages of this Schedule 13D are hereby incorporated by this reference in this Item 5.

(a) — (b) Life is the beneficial owner of 809,716,599 Ordinary Shares, representing approximately 57.81% of the Ordinary Shares outstanding on April 9, 2019 and the Ordinary Shares issuable pursuant to the warrant owned by Life.

Except as set forth above with respect to the Ordinary Shares owned by the Reporting Person, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto, has power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares.

(c) Except as described in Item 4 of this Schedule 13D with respect to the Ordinary Shares and warrant that were acquired upon the closing of the private placement on April 8, 2019, no transactions in Ordinary Shares were effected by the Reporting Person or, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto, during the 60 days prior to the date hereof.

(d) Except as described in this Schedule 13D with regard to Ordinary Shares owned by the Reporting Person, to the knowledge of the Reporting Person, none of the persons set forth on Schedule I hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Item 4 of this Schedule 13D is incorporated herein by reference. Pursuant to that certain Securities Purchase Agreement, dated as of December 21, 2018, by and between the Issuer and Life (the “SPA”), the Issuer is obligated to file a registration statement with the Securities and Exchange Commission to cover the resale of the Ordinary Shares, the warrant and the Ordinary Shares to be issued upon the exercise of the warrant. In addition, pursuant to the SPA, Life has the right to maintain its proportionate holding in the Issuer until December 19, 2019.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement, dated December 21, 2019, by and between the Issuer and Life.
Exhibit 2	Ordinary Share Purchase Warrant, dated April 8, 2019, issued by the Issuer to Life.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2019

LIFE BIOSCIENCES LLC

By:	/s/ Brian Malone
Name:	Brian Malone
Title:	Chief Financial Officer

[Signature Page – Schedule 13D]

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS LIFE BIOSCIENCES LLC

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Life Biosciences LLC are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Life Biosciences LLC and (ii) the business address of each director and executive officer of Life Biosciences LLC is 75 Park Plaza, Level 3, Boston, MA 02116.

Name	Relationship to Life Biosciences LLC	Present Principal Occupation	Citizenship

Mehmood Khan, MD	Chief Executive Officer and Director	Chief Executive Officer, Life Biosciences LLC	United States

Adam Neumann	Director	Chief Executive Officer, We Work Companies Inc.	United States and Israel

David Sinclair, PhD	Director	Professor of Genetics, Harvard Medical School	Australia

Bracken Darrell	Director	Chief Executive Officer, Logitech International S.A.	United States

Stuart Gibson	Director	Co-Chief Executive Officer, ESR Cayman Limited	United Kingdom

Tristan Edwards	Chief Investment Officer	Chief Investment Officer, Life Biosciences LLC	Australia and United Kingdom

Brian Malone	Chief Financial Officer	Chief Financial Officer, Life Biosciences LLC	Republic of Ireland